SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

(Amendment No. 1)

Remy International, Inc.
 (Name of Issuer)

Common Stock, $0.0001 par value per share
 (Title of Class of Securities)

759663107
 (CUSIP Number)

December 31, 2013
 (Date of Event Which Requires Filing this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

13G

CUSIP No.: 759663107		Page 2 of 11 Pages

1.	Names of Reporting Persons. Altai Capital Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) IA, PN

13G

CUSIP No.: 759663107		Page 3 of 11 Pages

1.	Names of Reporting Persons. Altai Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) HC, OO

13G

CUSIP No.: 759663107		Page 4 of 11 Pages

1.	Names of Reporting Persons. Rishi Bajaj
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) HC, IN

13G

CUSIP No.: 759663107		Page 5 of 11 Pages

1.	Names of Reporting Persons. Toby E. Symonds
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) HC, IN

13G

CUSIP No.: 759663107		Page 6 of 11 Pages

1.	Names of Reporting Persons. Steven V. Tesoriere
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	0
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) HC, IN

Page 7 of 11 Pages

Item 1(a).	Name of Issuer:

Remy International, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

600 Corporation Drive, Pendleton, IN 46064

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)
Altai Capital Management, L.P., a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission  (the “Investment Manager”), which serves as the investment manager of certain investment funds (the “Funds”) with respect to the Shares (as defined in Item 2(d) below) held in such Funds’ respective accounts;

(ii)
Altai Capital Management, LLC, a Delaware limited liability company (“IMGP”), which serves as the general partner of Investment Manager with respect to the Shares held in such Funds’ respective accounts;

(iii)	Mr. Rishi Bajaj, who serves as chief investment officer and managing principal of Investment Manager and member of IMGP with respect to the Shares held in the Funds’ respective accounts;

(iv)	Mr. Toby E. Symonds, who serves as president and managing principal of Investment Manager and member of IMGP with respect to the Shares held in the Funds’ respective accounts; and

(v)	Mr. Steven V. Tesoriere, who serves as a managing principal of Investment Manager and a member of IMGP with respect to the Shares held in the Funds’ respective accounts.

This Statement relates to Shares (as defined herein) held for the account of Altai Capital Master Fund, Ltd., (“ACMF”) a Cayman Islands exempted company. Investment Manager serves as investment manager to ACMF. Investment Manager, IMGP, Mr. Bajaj, Mr. Symonds and Mr. Tesoriere are hereinafter sometimes collectively referred to as the Reporting Persons. Each of Investment Manager, IMGP, Mr. Bajaj, Mr. Symonds and Mr. Tesoriere may be deemed to have voting and dispositive power over the Shares held for the account of ACMF.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

152 West 57th Street, 10th Floor
New York, NY 10019
United States

Item 2(c).	Citizenship:

(i)	Investment Manager is a Delaware limited partnership;
(ii)	IMGP is a Delaware limited liability company;
(iii)	Mr. Bajaj is a citizen of the United States of America;
(iv)	Mr. Symonds is a citizen of the United States of America; and
(v)	Mr. Tesoriere is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Shares”)

Page 8 of 11 Pages

Item 2(e).	CUSIP Number:

759663107

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) [X] An investment adviser in accordance with § 240.13d-(b)(1)(ii)(E);

(g) [X] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned:

As of December 31, 2013, each of the Reporting Persons may be deemed the beneficial owner of 0 Shares.

Item 4(b).	Percent of Class:

As of December 31, 2013, each of the Reporting Persons may be deemed the beneficial owner of approximately 0.0% of Shares outstanding.

Item 4(c).	Number of Shares as to which the person has:

Investment Manager, IMGP, Mr. Bajaj, Mr. Symonds and Mr. Tesoriere:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of Shares, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2014	ALTAI CAPITAL MANAGEMENT, L.P.

	By:	/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

/s/ Rishi Bajaj
Name: Rishi Bajaj

/s/ Toby E. Symonds
Name: Toby E. Symonds

/s/ Steven V. Tesoriere
Name: Steven V. Tesoriere

Page 10 of 11 Pages

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.

A	Joint Filing Agreement	11

Page 11 of 11 Pages

EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Remy International, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing.  In evidence thereof, the undersigned hereby execute this Agreement.

Date: February 14, 2014	ALTAI CAPITAL MANAGEMENT, L.P.

	By:	/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Toby E. Symonds
Name: Toby E. Symonds
Title: Authorized Signatory

/s/ Rishi Bajaj
Name: Rishi Bajaj

/s/ Toby E. Symonds
Name: Toby E. Symonds

/s/ Steven V. Tesoriere
Name: Steven V. Tesoriere